07027974

Reliance
Industries Limited

RECEIVED
2007 NOV -8 A 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 5, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1		October 31, 2007	Intimating that 27,000 Options have been granted to eligible employees in terms of the Company's Employees Stock Option Scheme during the quarter ended September 30, 2007.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

October 31, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
(Fax No. 22723121 / 22722039)

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sirs,

Sub. : Grant of Options under Employees Stock Option Scheme

We write to advise you that in terms of the Company's Employees Stock Option Scheme, 27,000 Options, exercisable into equal number of fully paid-up equity shares of the Company, have been granted to Eligible Employees during the quarter ended September 30, 2007.

The Options would vest based on the specified criteria. The Vesting Period would range between one to seven years from the date of the Grant and the Exercise Period would extend up to five years from the date of Vesting.

The Options not vested in the specified Vesting Period on account of not meeting the specified criteria and the Options vested but not exercised within the specified Exercise Period will lapse.

This is for your information and record.

Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

cc. : Luxembourg Stock Exchange

END